Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

June 9, 2004
Our ref. No. PI 050

The U.S. Securities and Exchange Commissio
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2004 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
General Manager
Investor Relations Office

dlw 6/15

Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2004 (Based on US GAAP)

June 9, 2004
Mitsubishi Corporation

TOKYO, June 9, 2004..... Mitsubishi Corporation announced today additional notes to its consolidated financial statements, using accounting principles generally accepted in the United States, for the year ended March 31, 2004. The consolidated financial statements were originally announced on May 11, 2004.

INCOME TAXES

1. Significant components of deferred tax assets and liabilities

	Millions of Yen	
	March 31, 2004	March 31, 2003
Assets:		
Allowance for doubtful receivables	Y 43,236	Y 60,122
Accrued pension and severance liabilities	47,659	105,624
Impairment loss on property and equipment	17,590	11,958
Net operating loss carryforwards	27,514	30,282
Accruals and other	53,191	55,649
Gross deferred tax assets	189,190	263,635
Less valuation allowance	(33,384)	(36,955)
Deferred tax assets—less valuation allowance	155,806	226,680
Liabilities:		
Depreciation	25,633	23,541
Valuation of debt and equity securities	92,186	36,985
Property and intangible assets	65,673	52,995
Other	33,472	25,674
Gross deferred tax liabilities	216,964	139,195
Net deferred tax assets	Y (61,158)	Y 87,485

2. A reconciliation of the combined statutory tax rates to the effective rates of income taxes reflected in the accompanying consolidated statements of income

	March 31, 2004	March 31, 2003
Combined statutory income tax rate	42.0 %	42.0%
Expenses not deductible for income tax purposes	2.7	6.0
Operating losses of certain subsidiaries	2.7	12.8
Tax benefits on losses of subsidiaries	(1.8)	(0.2)
Lower income tax rates applicable to income in certain foreign countries	(6.0)	(9.7)
Effect of taxation on dividends	4.0	9.6
Effect of reduction in tax rate	0.5	3.1
Tax benefits realized on foreign tax credits carryforwards		
Other—net	1.3	(0.6)
Effective income tax rate	45.4 %	63.0%

ACCRUED PENSION AND SEVERANCE LIABILITIES

1. Overview of the adopted pension plan

The parent company and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans covering substantially all employees other than directors.
Certain subsidiaries and affiliated companies participate in a contributory defined benefit pension plan (Dia Union Pension Fund) which covers substantially all of their employees.
Most of the domestic subsidiaries have unfunded severance indemnity plans which covers their employees other than directors.
The plans provide benefits based upon years of service, compensation at the time of severance and other factors.
The parent company have employee retirement benefit trusts plan assets.

2. *Benefit obligation*

The following table sets forth the reconciliation of benefit obligation, plan assets and funded status of the plans:

	Millions of Yen	
	March 31, 2004	March 31, 2003
Benefit obligation	Y 465,654	Y 527,838
Plan assets	401,329	309,519
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:		
Funded status	(64,325)	(218,319)
Unrecognized net actuarial loss	124,079	302,750
Unrecognized prior service cost	482	370
Unrecognized net obligation (asset) at transition	-	153
Net amount recognized	Y 60,236	Y 84,954
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost included in "Other current assets" and "Other assets"	Y 33,273	Y 5,223
Accrued pension liability	(64,198)	(192,564)
Intangible asset included in "Other assets"	2,064	2,306
Accumulated other comprehensive loss, before tax	89,097	269,989
Net amount recognized	Y 60,236	Y 84,954

3. Pension costs

Net periodic pension costs of the parent company's and its subsidiaries' pension and indemnities plans for the years ended March 31, 2003 and 2004 include the following components:

	Millions of Yen	
	2004	2003
Service cost—benefits earned during the period	Y 15,662	Y 12,952
Interest cost on projected benefit obligation	9,963	12,603
Expected return on plan assets	(4,528)	(7,427)
Recognized net actuarial loss	22,552	12,833
Amortization of unrecognized prior service cost	(13)	(88)
Amortization of unrecognized obligation at transition	153	145
Settlement loss	1,027	3,657
Net periodic pension cost	Y 44,816	Y 34,675

4. Assumptions

Assumptions used for 2004 and 2003 are as follows:

	2004	2003
Discount rate	2.9%	2.0%
Expected long-term rate of return on plan assets	2.2%	3.1%

5. Early retirement program

The parent company has offered an early retirement program to its employees. The program provides additional benefit payments for employees who are age 50 or older with more than 15 years of service and elect early retirement benefit before the mandatory retirement age of 60. As a result of an announcement in November 1998 that the program would be amended so that a portion of additional benefits would not be provided for employees who apply for the program after April 1, 2000 (April 1, 2003 for expatriates who were residing abroad upon the announcement and administrative personnel), a large number of employees applied for the program during the year ended March 31 2003. At March 31, 2004 and 2003, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was Y 23,810 million and Y 32,083 million, respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2004 and 2003, included in selling, general and administrative expenses in the accompanying consolidated statements of income, were Y 233 million and Y 13,968 million, respectively.

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For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583